Sentinel Funds	D. Russell Morgan, Chief Compliance Officer Tele: (802) 229-3113 Fax: (802) 229-3743 E-mail:rmorgan@nationallife.com

December 9, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Sentinel Group Funds, Inc.
Sentinel Variable Products Trust

Sirs:

Enclosed for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following items relating to the joint fidelity bond covering the above named investment companies:

1.  A copy of the Bond, covering the term July 29, 2013 to July 29, 2014.

2.  A certified copy of a resolution of the Board of Directors or Board of Trustees of each entity approving the fidelity bond.

3.  A statement showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint insured bond.

4.  A statement as to the period for which premiums have been paid.

5.  A copy of the Funds’ Fidelity Bond Allocation Agreement.

Very truly yours,

D. Russell Morgan
Chief Compliance Officer

Distributed by Sentinel Financial Services Company

One National Life Drive, Montpelier, Vermont 05604 (800) 282-FUND

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

I	Sentinel Group Funds, Inc	Policy Inception/Effective Date: 07/29/13
N	One National Drive	Agency Number: 3142624
S	Montpelier, VT 05604	Marsh USA Inc.
U		Transaction Type:
R		R/N ZBN-14S3477A-12-N2
E		Transaction number: 10
D		Processing date: 09/19/2013
Policy Number:
ZBN-15P54655-13-N2

A	Margaret Teta Tel.860-723-5724
G	Marsh USA Inc.
E	20 Church Street
N	Hartford, CT 06103
T	Margaret.M.Teta@marsh.com

Policy Number	Description	Amount	Surtax/ Surcharge
15P54655	Investment Company Blanket Bond $15mm + $50k (ICBB) Co Surety	$8,193

40724 Ed. 12-90	INSURED COPY
© 1990 The Travelers Indemnity Company.	All rights reserved.

1

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08

1

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•                  better protects the interests of all parties;

•                  helps Travelers to try to resolve losses or claims more quickly; and

•                  often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.CIaim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06

© 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

1

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. ZBN-15P54655-13-N2

Item 1.                   Name of Insured (herein called Insured):

Sentinel Group Funds, Inc.

Principal Address:
One National Life Drive
Montpelier, VT 05604

Item 2.                   Bond Period from 12:01 a.m. on 07/29/13 to 12:01 a.m. on 07/29/14 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.                   Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$15,000,000	$50,000
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$15,000,000	$50,000
Insuring Agreement D - TRANSIT	$15,000,000	$50,000
Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$50,000
Insuring Agreement F - SECURITIES	$15,000,000	$50,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$50,000
Insuring Agreement H - STOP PAYMENT	$100,000	$50,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$50,000
OPTIONAL COVERAGES ADDED BY RIDER:
Computer Crime Coverage	$15,000,000.	$50,000.

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.                     Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

Item 5.                   The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

Interpretive Letter 1 and Interpretive Letter No. 2

ICB005 07-04,	ICB010 07-04,	ICB011 07-04,	ICB014 07-04,	ICB015 07-04,
ICB016 07-04,	ICB026 07-04,	ICB030 07-04,	ICB032 07-04,	ICB033 07-04,
ICB034 07-04,	ICB035 07-04,	ICB036 07-04,	ICB041 07-04,	ICB042 07-04,
ICB064 07-04,	MEL2555 03-05,	MEL3983 02-06,	MEL5282 07-07

Item 6.                   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-14S3477A-12-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:	ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative	Countersigned At
		President	Secretary

Countersignature Date

2

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)       FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; and

(b)        to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)       AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)       ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1)        loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)        loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

ICB005 Ed. 7-04

© 2004 The Travelers Companies, Inc.

1

(D)       IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)        FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1)        any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)        other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

(a)        customer of the Insured, or

(b)        shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

(c)         financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3)        withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)         SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)        through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)         counterfeited, or

(b)         forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)          raised or otherwise altered, or lost, or stolen, or

(2)        through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

2

assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)       COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)      STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)           UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s, or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.            ADDITIONAL OFFICES OR EMPLOYEES -

CONSOLIDATION OR MERGER - NOTICE

(1)         If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)         If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

3

from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.            WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.            COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1)   an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)   an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)         in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.            FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1.                            DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a)         “Employee” means:

(1)         any of the Insured’s officers, partners, or employees, and

(2)         any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

4

(3)         attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)         guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)         directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)         any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)         each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

(8)         those persons so designated in Section 15, Central Handling of Securities, and

(9)         any officer, partner, or Employee of:

(a)         an investment advisor,

(b)         an underwriter (distributor),

(c)          a transfer agent or shareholder accounting record-keeper, or

(d)         an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)        “Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)         “Forgery” means the signing of the name of another with intent to deceive; it does not

5

include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)         “Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)          “Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2.                            EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a)         loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)         loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)          loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)         loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)          loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)           loss resulting from any violation by the Insured or by any Employee:

(1)         of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)         of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)          loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)         potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)             all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)            loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)         to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

6

(2)         to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)         all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(1)         loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)     any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3.                            ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.                            LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)         becomes aware of facts, or

(b)         receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.                            VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants,

7

rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.                            VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.                            LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.                            SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.                            NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)         any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)         any one unintentional or negligent act on the part of any other person resulting in damage

8

to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)          all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)         all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)          any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.                     LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.                     OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.                     DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.                     TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C, prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

9

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)         as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b)         as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)          as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.                     RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)         on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)         upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any purpose.

SECTION 15.                     CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and ‘Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder

10

only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16.                     ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)         the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)         the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)          the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)         knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)          if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17.                     NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)         the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)         the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)          the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

11

SECTION 18.                     CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

12

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

Named Insured Endorsement

It is agreed that:

1.             From and after the time this rider becomes effective the Insured under the attached bond are:

Sentinel Group Funds, Inc., Sentinel Balanced Fund, Sentinel Common Stock Fund, Sentinel Government Securities Fund, Sentinel Small Company Fund, Sentinel International Equity Fund, Sentinel Short Maturity Government Fund, Sentinel Mid Cap Fund, Sentinel Growth Leaders Fund , Sentinel Capital Growth Fund, Sentinel Sustainable Core Opportunities Fund, Sentinel Sustainable Mid Cap Opportunities Fund, Sentinel Conservative Strategies Fund, Sentinel Georgia Municipal Bond Fund, Sentinel Mid Cap II Fund, Sentinel Total Return Bond Fund, Sentinel Variable Products Trust Funds, Sentinel Variable Products Common Stock Fund, Sentinel Variable Products Mid Cap Fund, Sentinel Variable Products Small Company Fund, Sentinel Variable Products Balanced Fund, Sentinel Variable Products Bond Fund, Sentinel Variable Products Money Market Fund

2.             The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.             Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.             If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.             The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.             If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO
Sentinel Group Funds, Inc.

COMPUTER SYSTEMS

It is agreed that:

1.              The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT G COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)         entry of data into, or

(2)         change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)         Property to be transferred, paid or delivered,

(b)         an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)          an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)             cause the Insured to sustain a loss, and

(ii)          obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.              As used in this Rider, Computer System means

(a)         computers with related peripheral components, including storage components, wherever located,

(b)         systems and applications software,

(c)          terminal devices, and

(d)         related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.             In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:

(a)        loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)        loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by

ICB011 Rev. 2-10

© 2010 The Travelers Indemnity Company

1

the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; and

(c)         loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.             Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS AND LIMITATIONS:

(a)        all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)        a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.             The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:

	Limit of Liability	Deductible Amount
Insuring Agreement G Computer Systems	15,000,000	50,000

6.             The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.             The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)        60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)        immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.   PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

VOICE INITIATED TRANSACTIONS

It is agreed that:

1.     The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT H - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions.  The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2.     Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.              “Voice-initiated Transaction” means any Voice-initiated Redemption, Voice-initiated Election,
Voice-initiated Exchange, or Voice-initiated Purchase.

b.              “Voice-initiated Redemption” means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c.               “Voice-initiated Election” means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d.              “Voice-initiated Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e.               “Voice-initiated Purchase” means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f.     “Designated Procedures” means the following procedures:

(1)         Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months.   Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2)         Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

(3)         Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

g.               “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

h.              “Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i.                  “Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.     Exclusions.  It is further understood and agreed that this Insuring Agreement shall not cover:

a.     Any loss covered under Insuring Agreement A, “Fidelity, “ of this Bond; and

b.     Any loss resulting from:

(1)         Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)         Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)         Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

(4)   The intentional failure to adhere to one or more Designated Procedures; or

(5)   The failure to pay for shares attempted to be purchased; or

(6)         Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.     The total liability of the Underwriter under Insuring Agreement H   is limited to the sum of                                  Fifteen Million                                                                                                                                       Dollars ($15,000,000       ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5.     With respect to coverage afforded under this Rider the applicable Deductible Amount is                                  Fifty Thousand                                                                                                                                      Dollars ($50,000      ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.   PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO
Sentinel Group Funds, Inc.

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1.     Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:

(7)         “each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured’s computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and”

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB015 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.              Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)           Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB016 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.              Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)         loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)         the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB026 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ERISA Rider

It is agreed that:

1.              “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2.              If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.              In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.              If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.              The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB030 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS-NOTICE-PROOF - LEGAL PROCEEDINGS

It is agreed that:

1.              The second sentence of Section 4. Loss-Notice-Proof-Legal Proceedings is deleted and replaced with:

“At the earliest practical moment, not to exceed 30 days after discovery of any loss hereunder by the Senior Executive Officer or Insurance Risk Manager of the Insured, the first

Named Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter proof of loss with full particulars.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB032 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND TERMINATION PROVISION - DESIGNATE PERSONS FOR DISCOVERY OF LOSS, AND PROVIDE THRESHOLD FOR NON-EMPLOYMENT RELATED ACTS

It is agreed that:

1.              Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:

(a)         as to any Employee as soon as a “VP or higher of the Investment Advisor” who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), or

2.              It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $50,000               .  It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB033 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

FACSIMILE SIGNATURES

It is agreed that:

1.     The attached bond is hereby amended by adding an additional Insuring Agreement I as follows:

(☒)  Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)   such facsimile signature is used on a document

(1)         as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)         as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)         the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)          this Insuring Agreement (I  ) shall not apply to any Certificated Securities which are Counterfeit.

2.     Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (I  ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB034 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND DEFINITION OF EMPLOYEE - SECURITIES SERVICER

It is agreed that:

1.              “Employee” as defined in the attached bond shall also be deemed to mean any person, firm or corporation, authorized by written agreement with the Insured to perform services (a) as custodian or bailee of Property as defined in the attached bond and (b) in the settlement of securities for or on behalf of the Insured and (c) in the performance of such other functions as may be required in connection with services performed in (a) and (b) preceding, herein called Securities Servicer; excluding however, any such person, firm or corporation while performing services for the Insured as electronic data processor of checks or other accounting records of the Insured.

2.              The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any Securities Servicer covered under such bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act in the service of the Insured or otherwise, whether such act be committed before or after the time the attached bond is effective.

3.              The total liability of the Underwriter under the attached bond on account of any Securities Servicer is limited to the sum of Fifteen Million Dollars ($15,000,000 ), it being understood, however, that such liability shall be part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations of the attached bond, or amendment thereto.

4.              The attached bond as amended by this rider does not afford coverage in favor of any Securities Servicer, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent acts committed by any of the partners, officers or employees of such Securities Servicer, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Securities Servicer, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB035 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO
Sentinel Group Funds, Inc.

BEST EFFORTS NOTICE OF CANCELLATION - NASD AND/OR OTHER ASSOCIATIONS

It is agreed that:

1.              The Underwriter will mark its records to indicate that the National Association of Securities Dealers is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB036 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ADD REGISTERED REPRESENTATIVES

The attached bond is amended by inserting as an additional sub-part in Section 1(a), definition of Employee, the following:

(☒)  a person who is a registered representative or a registered principal associated with an insured except a:

(i)       sole proprietor

(ii)      sole stockholder,

(iii)     director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)     partner

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB041 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.   PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

CO-SURETY RIDER

It is agreed that:

1.              The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.              Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.              In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.              In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.              The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.              Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.              In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.              In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.              In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation.  The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

Underwritten for the Sum of $7,500,000. part of $15,000,000 single loss	Controlling Company St. Paul Fire & Marine Insurance Company

By:

Underwritten for the Sum of $7,500,000 part of $15,000,000 single loss	Carriers Name National Union Fire Insurance Company of Pittsburgh, PA

By:

Underwritten for the Sum of $ part of	Carriers Name

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

VERMONT STATUTORY RIDER

It is agreed that:

1.        The first paragraph of Section 13 “TERMINATION” under Conditions and Limitations is amended by adding the following:

A.            If the bond has been in effect for less than 60 days and is not a renewal bond, the Underwriter may cancel it by:

(i)   Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium;

or

(ii)  Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancel for any other reason.

B.            If this bond has been in effect for 60 days or more, or if it is a renewal of a bond the Underwriter issued, the Underwriter may cancel it only for one or more of the following reasons:

(i)    Nonpayment of premium;

(ii)  Fraud or material misrepresentation affecting the bond or in the presentation of a claim under the bond;

(iii) Violation of any provision of the bond; or

(iv) Substantial increase in hazard, provided the Underwriter has secured approval for the cancellation form the Commissioner of Insurance.

C.            If the Underwriter cancels this bond the Underwriter will cancel by:

Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium; or

Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for any other reason.

Notice of cancellation will state the reason for cancellation.

Notice of cancellation will be mailed by certified mail to the Insured’s last known address. However, the Underwriter may deliver any notice instead of mailing it.

ICB064 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

3.        A new section is added to the bond as follows:

Election Not to Issue a New Bond

If the Underwriter elects not to issue a new bond, it will mail by certified mail or deliver written notice to the Insured at the last mailing address known to the Underwriter. The Underwriter will mail or deliver this notice at least 60 days before the:

(a)        Expiration date of the bond; or

(b)        Anniversary date of the bond if it has been written for a term of more than one year.

This provision does not apply:

(a)        If the Underwriter has manifested its willingness to renew;

(b)        In case of nonpayment of premium; or

(c)         If the Insured does not pay any advance premium required by the Underwriter for renewal. If the Underwriter fails to mail or deliver proper notice, this bond will end on the effective date of any other bond with respect to coverage designated in both bond.

4.        A new section is added to the bond as follows:

Election to Issue a New Bond

If the Underwriter elects to issue a new bond and it has the necessary information to do so, the Underwriter will confirm its intention to issue the new bond and the premium at which it will issued, in writing, at least 60 days prior to expiration.

If we do not comply with these provisions.

(a)         The premium for the new coverage will be based on the rates in effect under the expiring or expired bond or at rates in effect on the expiration date which have been approved by the Commissioner, whichever are lower;

(b)         The new bond will be provided on a pro-rata basis and will continue for 60 days after the Underwriter confirms renewal coverage and premium;

If you accept the renewal bond, paragraphs (a) and (b) do not apply.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

2

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS - DESIGNATE PERSONS FOR DISCOVERY OF LOSS MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-paragraph and replacing it with the following:

Discovery occurs when the Senior Executive Officer or Insurance Risk Manager of the Insured:

(a)     first becomes aware of facts, or

(b)               receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

NON-ACCUMULATION ENDORSEMENT

For use with forms: ICB005 Ed. 7/04, FIIC100 Ed. 02/06 and SAA Form 25

MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under any one or more bonds written by 15P54735 Equity Services, Inc., 15P54760 National . Life Holding Company,  15P54679  Sentinel Financial Services Company

The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2006 The Travelers Indemnity Company. All rights reserved.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

CONDITIONAL RENEWAL ENDORSEMENT

(For use with Financial Institution Bond-Standard Form or Investment Company Blanket Bond - Travelers Form)

MEL5282 Ed. 07/07

In consideration of the premium charged, it is agreed that:

1.              If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 110% of the premium for this Bond.  The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2.              This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:

a.              notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed $7,500;

b.              the most recent Consolidated Financial Statement available prior to expiration of this Bond show a 10% net decrease in surplus relative to the comparable figures disclosed with the application process for this Bond;

c.               the employee count as stated in the renewal application or total assets shown in the most recent Consolidated Financial Statement available prior to expiration of this Bond increase greater than 20% relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

d.     this Policy shall have been canceled pursuant to its terms.

If any one or more of these events occurs, the rights and obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2007 The Travelers Indemnity Company. All rights reserved.

3142624

391

NEW YORK

SUITE 400

485 LEXINGTON AVE

NEW YORK NY 10017-2630

ATTN- E POLICY

MARSH USA-NYC

1166 AVE OF THE AMERICAS

NEW YORK NY 10036

NEW YORK
SUITE 400
485 LEXINGTON AVE
NEW YORK NY 10017-2630

Date:  10/16/2013

E Policy

Policy Number:	ZBN-15P54655-13-N2
Name of Insured:	Sentinel Group Funds, Inc.

Dear

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

I N S U R E D	Sentinel Group Funds, Inc One National Drive Montpelier, VT 05604

Policy Inception/Effective Date: 07/29/13

Agency Number: 3142624

Marsh USA Inc.

Transaction Type:

R/N ZBN-14S3477A-12-N2

Transaction number: 10

Processing date: 09/19/2013

Policy Number:

ZBN-15P54655-13-N2

A G E N T	Margaret Teta Tel.860-723-5724 Marsh USA Inc. 20 Church Street Hartford, CT 06103 Margaret.M.Teta@marsh.com

Policy Number	Description	Amount	Surtax/ Surcharge
15P54655	Investment Company Blanket Bond $15mm + $50k (ICBB) CoSurety	$8,193

Account Date	Due Date	Premium	Comm. Rate	Payment Plan Service Charge	Surtax/ Surcharge
7/29/13	9/15/13	$8,193	0%

Agents Will Not Receive Commission On Payment Plan Service Charge, Surtax Or Surcharge. Please Report These Items Separately On Your Accounts.

40724 Ed. 12-90	AGENT COPY
©1990 The Travelers Indemnity Company. All rights reserved.

1

POLICY COVER SHEET

Job Name: XP3310D*	Print Date and Time: 10/16/13 21:18
File Number: 06170

Business Center / Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:	ZBN-15P54655-13-N2	CustAcct#1472027516

Name of Insured:	Sentinel Group Funds, Inc.

Agency Number:	3142624

Department or Expense Center:	001

Underwriter:	1746916	Underwriting Team:

Data Entry Person:	CHEUNG, LAURA

Date and Time:	10/16/13 11:51 001

	Special Instructions

Policy Commencement Date: 07/29/13

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

	FORM NBR	EDITION	CO	STATE	TRANS DATE
*	MEL2555	03.05	1	VT	2013-07-29*
*	MEL3983	02.06	1	VT	2013-07-29*
*	MEL5282	07.07	1	VT	2013-07-29*
*	ND059	11.06	1	VT	2013-07-29*

POLBR 11-85

NEW YORK
SUITE 400
485 LEXINGTON AVE
NEW YORK NY 10017-2630

Date:  10/16/2013

E Policy

Policy Number:	ZBN-15P54655-13-N2
Name of Insured:	Sentinel Group Funds, Inc.

Dear

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. ZBN-15P54655-13-N2

Item 1.	Name of Insured (herein called Insured):
Sentinel Group Funds, Inc.

Principal Address:

One National Life Drive

Montpelier, VT 05604

Item 2.         Bond Period from 12:01 a.m. on 07/29/13 to 12:01 a.m. on 07/29/14 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.         Limit of Liability

Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$15,000,000	$50,000
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$15,000,000	$50,000
Insuring Agreement D - TRANSIT	$15,000,000	$50,000
Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$50,000
Insuring Agreement F - SECURITIES	$15,000,000	$50,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$50,000
Insuring Agreement H - STOP PAYMENT	$100,000	$50,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$50,000

OPTIONAL COVERAGES ADDED BY RIDER:
Computer Crime Coverage	$15,000,000.	$50,000.

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.         Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

Item 5.         The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

Interpretive Letter 1 and Interpretive Letter No. 2

ICB005 07-04,	ICB010 07-04,	ICB011 07-04,	ICB014 07-04,	ICB015 07-04,
ICB016 07-04,	ICB026 07-04,	ICB030 07-04,	ICB032 07-04,	ICB033 07-04,
ICB034 07-04,	ICB035 07-04,	ICB036 07-04,	ICB041 07-04,	ICB042 07-04,
ICB064 07-04,	MEL2555 03-05,	MEL3983 02-06,	MEL5282 07-07

Item 6.         The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-14S3477A-12-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:		ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative	Countersigned At
		President	Secretary
Countersignature Date

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

Named Insured Endorsement

It is agreed that:

1.              From and after the time this rider becomes effective the Insured under the attached bond are:

Sentinel Group Funds, Inc., Sentinel Balanced Fund, Sentinel Common Stock Fund, Sentinel Government Securities Fund, Sentinel Small Company Fund, Sentinel International Equity Fund, Sentinel Short Maturity Government Fund, Sentinel Mid Cap Fund, Sentinel Growth Leaders Fund , Sentinel Capital Growth Fund, Sentinel Sustainable Core Opportunities Fund, Sentinel Sustainable Mid Cap Opportunities Fund, Sentinel Conservative Strategies Fund, Sentinel Georgia Municipal Bond Fund, Sentinel Mid Cap II Fund, Sentinel Total Return Bond Fund, Sentinel Variable Products Trust Funds, Sentinel Variable Products Common Stock Fund, Sentinel Variable Products Mid Cap Fund, Sentinel Variable Products Small Company Fund, Sentinel Variable Products Balanced Fund, Sentinel Variable Products Bond Fund, Sentinel Variable Products Money Market Fund

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB010 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

COMPUTER SYSTEMS

It is agreed that:

1.              The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT G COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)         entry of data into, or

(2)         change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)         Property to be transferred, paid or delivered,

(b)         an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)          an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)             cause the Insured to sustain a loss, and

(ii)          obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.              As used in this Rider, Computer System means

(a)         computers with related peripheral components, including storage components, wherever located,

(b)         systems and applications software,

(c)          terminal devices, and

(d)         related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.              In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:

(a)         loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)         loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by

ICB011 Rev. 2-10

© 2010 The Travelers Indemnity Company

1

the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; and

(c)          loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.              Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS AND LIMITATIONS:

(a)         all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)         a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.              The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:

	Limit of Liability	Deductible Amount

Insuring Agreement G Computer Systems	15,000,000	50,000

6.              The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.              The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)         60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)         immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

VOICE INITIATED TRANSACTIONS

It is agreed that:

1.              The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT H - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2.              Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.              “Voice-initiated Transaction” means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b.              “Voice-initiated Redemption” means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c.               “Voice-initiated Election” means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d.              “Voice-initiated Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e.               “Voice-initiated Purchase” means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f.                “Designated Procedures” means the following procedures:

(1)         Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2)         Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

(3)         Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

g.               “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

h.              “Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i.                  “Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.              Exclusions.  It is further understood and agreed that this Insuring Agreement shall not cover:

a.              Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.              Any loss resulting from:

(1)         Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)         Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)         Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

(4)         The intentional failure to adhere to one or more Designated Procedures; or

(5)         The failure to pay for shares attempted to be purchased; or

(6)         Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.              The total liability of the Underwriter under Insuring Agreement H is limited to the sum of Fifteen Million Dollars ($15,000,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5.              With respect to coverage afforded under this Rider the applicable Deductible Amount is Fifty Thousand Dollars ($50,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1.              Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:

(7)         “each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured’s computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and”

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB015 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.              Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)           Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB016 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.              Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)         loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)         the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB026 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ERISA Rider

It is agreed that:

1.              “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2.              If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.              In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.              If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.              The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB030 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS-NOTICE-PROOF - LEGAL PROCEEDINGS

It is agreed that:

1.              The second sentence of Section 4. Loss-Notice-Proof-Legal Proceedings is deleted and replaced with:

“At the earliest practical moment, not to exceed 30 days after discovery of any loss hereunder by the Senior Executive Officer or Insurance Risk Manager of the Insured, the first Named Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter proof of loss with full particulars.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB032 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND TERMINATION PROVISION - DESIGNATE PERSONS FOR DISCOVERY OF LOSS, AND PROVIDE THRESHOLD FOR NON-EMPLOYMENT RELATED ACTS

It is agreed that:

1.              Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:

(a)         as to any Employee as soon as a “VP or higher of the Investment Advisor” who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), or

2.              It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $50,000. It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB033 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

FACSIMILE SIGNATURES

It is agreed that:

1.              The attached bond is hereby amended by adding an additional Insuring Agreement I as follows:

(☒)  Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)         such facsimile signature is used on a document

(1)         as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)         as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)         the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)          this Insuring Agreement (I   ) shall not apply to any Certificated Securities which are Counterfeit.

2.              Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (I   ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB034 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND DEFINITION OF EMPLOYEE - SECURITIES SERVICER

It is agreed that:

1.              “Employee” as defined in the attached bond shall also be deemed to mean any person, firm or corporation, authorized by written agreement with the Insured to perform services (a) as custodian or bailee of Property as defined in the attached bond and (b) in the settlement of securities for or on behalf of the Insured and (c) in the performance of such other functions as may be required in connection with services performed in (a) and (b) preceding, herein called Securities Servicer; excluding however, any such person, firm or corporation while performing services for the Insured as electronic data processor of checks or other accounting records of the Insured.

2.              The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any Securities Servicer covered under such bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act in the service of the Insured or otherwise, whether such act be committed before or after the time the attached bond is effective.

3.              The total liability of the Underwriter under the attached bond on account of any Securities Servicer is limited to the sum of Fifteen Million Dollars ($15,000,000), it being understood, however, that such liability shall be part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations of the attached bond, or amendment thereto.

4.              The attached bond as amended by this rider does not afford coverage in favor of any Securities Servicer, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent acts committed by any of the partners, officers or employees of such Securities Servicer, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Securities Servicer, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB035 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

BEST EFFORTS NOTICE OF CANCELLATION - NASD AND/OR
OTHER ASSOCIATIONS

It is agreed that:

1.              The Underwriter will mark its records to indicate that the National Association of Securities Dealers is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB036 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

ADD REGISTERED REPRESENTATIVES

The attached bond is amended by inserting as an additional sub-part in Section 1(a), definition of Employee, the following:

(☒)            a person who is a registered representative or a registered principal associated with an insured except a:

(i)      sole proprietor

(ii)     sole stockholder,

(iii)   director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)    partner

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

ICB041 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

CO-SURETY RIDER

It is agreed that:

1.              The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.              Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.              In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.              In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.              The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.              Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.              In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.              In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.              In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

Underwritten for the Sum of $7,500,000. part of $15,000,000 single loss	Controlling Company St. Paul Fire & Marine Insurance Company

By:

Underwritten for the Sum of $7,500,000 part of $15,000,000 single loss	Carriers Name National Union Fire Insurance Company of Pittsburgh, PA

By:

Underwritten for the Sum of $ part of	Carriers Name

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

2

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

VERMONT STATUTORY RIDER

It is agreed that:

1.              The first paragraph of Section 13 “TERMINATION” under Conditions and Limitations is amended by adding the following:

A.            If the bond has been in effect for less than 60 days and is not a renewal bond, the Underwriter may cancel it by:

(i)             Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium;

or

(ii)          Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancel for any other reason.

B.            If this bond has been in effect for 60 days or more, or if it is a renewal of a bond the Underwriter issued, the Underwriter may cancel it only for one or more of the following reasons:

(i)             Nonpayment of premium;

(ii)          Fraud or material misrepresentation affecting the bond or in the presentation of a claim under the bond;

(iii)       Violation of any provision of the bond; or

(iv)      Substantial increase in hazard, provided the Underwriter has secured approval for the cancellation form the Commissioner of Insurance.

C.            If the Underwriter cancels this bond the Underwriter will cancel by:

Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium; or

Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for any other reason.

Notice of cancellation will state the reason for cancellation.

Notice of cancellation will be mailed by certified mail to the Insured’s last known address. However, the Underwriter may deliver any notice instead of mailing it.

ICB064 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

1

3.              A new section is added to the bond as follows:

Election Not to Issue a New Bond

If the Underwriter elects not to issue a new bond, it will mail by certified mail or deliver written notice to the Insured at the last mailing address known to the Underwriter. The Underwriter will mail or deliver this notice at least 60 days before the:

(a)         Expiration date of the bond; or

(b)         Anniversary date of the bond if it has been written for a term of more than one year.

This provision does not apply:

(a)         If the Underwriter has manifested its willingness to renew;

(b)         In case of nonpayment of premium; or

(c)          If the Insured does not pay any advance premium required by the Underwriter for renewal. If the Underwriter fails to mail or deliver proper notice, this bond will end on the effective date of any other bond with respect to coverage designated in both bond.

4.              A new section is added to the bond as follows:

Election to Issue a New Bond

If the Underwriter elects to issue a new bond and it has the necessary information to do so, the Underwriter will confirm its intention to issue the new bond and the premium at which it will issued, in writing, at least 60 days prior to expiration.

If we do not comply with these provisions.

(a)         The premium for the new coverage will be based on the rates in effect under the expiring or expired bond or at rates in effect on the expiration date which have been approved by the Commissioner, whichever are lower;

(b)         The new bond will be provided on a pro-rata basis and will continue for 60 days after the Underwriter confirms renewal coverage and premium;

If you accept the renewal bond, paragraphs (a) and (b) do not apply.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

2

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS -
DESIGNATE PERSONS FOR DISCOVERY OF LOSS
MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-paragraph and replacing it with the following:

Discovery occurs when the Senior Executive Officer or Insurance Risk Manager of the Insured:

(a)         first becomes aware of facts, or

(b)         receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

NON-ACCUMULATION ENDORSEMENT

For use with forms: ICB005 Ed. 7/04, FIIC100 Ed. 02/06 and SAA Form 25

MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under any one or more bonds written by 15P54735 Equity Services, Inc., 15P54760 National . Life Holding Company, 15P54679 Sentinel Financial Services Company

The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

COMPANY

© 2006 The Travelers Indemnity Company. All rights reserved.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15P54655-13-N2	10/16/13	07/29/13

* ISSUED TO

Sentinel Group Funds, Inc.

CONDITIONAL RENEWAL ENDORSEMENT

(For use with Financial Institution Bond-Standard Form
or Investment Company Blanket Bond - Travelers Form)

MEL5282 Ed. 07/07

In consideration of the premium charged, it is agreed that:

1.              If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 110% of the premium for this Bond. The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2.              This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:

a.              notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed $7,500;

b.              the most recent Consolidated Financial Statement available prior to expiration of this Bond show a 10 % net decrease in surplus relative to the comparable figures disclosed with the application process for this Bond;

c.               the employee count as stated in the renewal application or total assets shown in the most recent Consolidated Financial Statement available prior to expiration of this Bond increase greater than 20 % relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

d.              this Policy shall have been canceled pursuant to its terms.

If any one or more of these events occurs, the rights and obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

COMPANY

© 2007 The Travelers Indemnity Company. All rights reserved.

SENTINEL GROUP FUNDS, INC.

SENTINEL VARIABLE PRODUCTS TRUST

Certificate of Secretary

I, LISA MULLER, the duly elected Secretary of Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”), DO HEREBY CERTIFY that, at a regular meeting that was duly noticed and held on June 13, 2013, the Board of Directors of the Corporation unanimously adopted the Resolution set forth below, and that such Resolution has not been rescinded or modified in any respect, remains in full force and effect on the date hereof, and is in conformity with the charter and bylaws of the Corporation:

RESOLVED, that the purchase of a Joint Fidelity Bond in the aggregate amount of $15,000,000 covering the Corporation and the Sentinel Variable Products Trust, be, and it hereby is, approved, and the appropriate officers of the Corporation be and they hereby are authorized and directed to take such action as is deemed necessary to carry out this resolution, including the execution and delivery of an Agreement pursuant to Regulation Section 270.17g-1(f) under the Investment Company Act of 1940 and the payment of the annual premium for the coverage commencing on July 29, 2013.

As the duly elected Secretary of Sentinel Variable Products Trust, a Delaware business trust, I DO FURTHER CERTIFY that at a regular meeting that was duly noticed and held on May 16, 2013, the Board of Trustees of the Trust unanimously adopted the Resolution set forth below, and that such Resolution has not been rescinded or modified in any respect, remains in full force and effect on the date hereof, and is in conformity with the Declaration of Trust of the Trust:

RESOLVED, that the purchase of a Joint Fidelity Bond in the aggregate amount of $15,000,000 covering this Trust and Sentinel Group Funds, Inc. be, and it hereby is, approved, and the appropriate officers of the Trust be and they hereby are authorized and directed to take such action as is deemed necessary to carry out this resolution, including the execution and delivery of an Agreement pursuant to Regulation Section 270.17g-1(f) under the Investment Company Act of 1940 and the payment of the annual premium for the coverage commencing on July 29, 2013.

IN WITNESS WHEREOF, the undersigned has made the foregoing certification on this 9th day of December, 2013.

Lisa Muller
Secretary

Statement showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint insured bond

Sentinel Group Funds, Inc.

Growth Leaders Fund	$300,000
Short Maturity Government Fund	1,500,000
Conservative Strategies Fund	600,000
Government Securities Fund	1,250,000
International Equity Fund	525,000
Mid Cap Fund	525,000
Mid Cap II	350,000
Small Company Fund	1,250,000
Balanced Fund	750,000
Common Stock Fund	1,700,000
Capital Growth	525,000
Georgia Municipal Bond	225,000
Sustainable Mid Cap Opportunities	525,000
Sustainable Core Opportunities	600,000
Total Return Bond	600,000

Sentinel Variable Products Trust

Small Company Fund	400,000
Mid Cap Growth Fund	225,000
Common Stock Fund	600,000
Balanced Fund	225,000
Bond Fund	400,000

Sum	$13,075,000

Statement as to the period for which premiums have been paid

Premiums have been paid under the fidelity bond for the period through July 29, 2014

Fidelity Bond Allocation Agreement

This Agreement, dated as of July 29, 2013, is by and among each of the fifteen funds of Sentinel Group Funds, Inc., to wit:

Sentinel Common Stock Fund

Sentinel Balanced Fund

Sentinel Mid Cap Fund

Sentinel Small Company Fund

Sentinel Capital Growth Fund

Sentinel Growth Leaders Fund

Sentinel International Equity Fund

Sentinel Conservative Strategies Fund

Sentinel Government Securities Fund

Sentinel Short Maturity Government Fund

Sentinel Georgia Municipal Bond Fund

Sentinel Sustainable Mid Cap Opportunities Fund

Sentinel Sustainable Core Opportunities Fund, and

Sentinel Total Return Bond Fund;

and each of the five funds of Sentinel Variable Products Trust, to wit:

Sentinel Variable Products Common Stock Fund

Sentinel Variable Products Mid Cap Fund

Sentinel Variable Products Small Company Fund

Sentinel Variable Products Balanced Fund, and

Sentinel Variable Products Bond Fund.

WHEREAS, each of the above registered investment companies is named as an insured in a joint fidelity bond; and

WHEREAS, each of the above registered investment companies wishes to provide for equitable and proportionate sharing of any recovery under such joint fidelity bond.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

1.              Allocation of Recovery.  In the event recovery is received under the joint fidelity bond in which each of the registered investment companies which is a party hereto is named as an insured, as a result of a loss sustained by two or more of such registered investment companies, each registered management investment company which is a party to this Agreement shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the parties hereto have each executed this Agreement on the date set forth above.

SENTINEL GROUP FUNDS, INC.
On behalf of its
Sentinel Common Stock Fund
Sentinel Balanced Fund
Sentinel Mid Cap Fund
Sentinel Small Company Fund
Sentinel Capital Growth Fund
Sentinel Growth Leaders Fund
Sentinel International Equity Fund
Sentinel Conservative Strategies Fund
Sentinel Government Securities Fund
Sentinel Short Maturity Government Fund
Sentinel Georgia Municipal Bond Fund
Sentinel Sustainable Mid Cap Opportunities Fund
Sentinel Sustainable Core Opportunities Fund
Sentinel Total Return Bond Fund

By
Thomas P. Malone
Vice President and Treasurer

SENTINEL VARIABLE PRODUCTS TRUST
On behalf of its
Sentinel Variable Products Common Stock Fund
Sentinel Variable Products Mid Cap Fund
Sentinel Variable Products Small Company Fund
Sentinel Variable Products Balanced Fund
Sentinel Variable Products Bond Fund

By
Thomas P. Malone
Vice President and Treasurer